UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                             MTM Technologies, Inc.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   594944-10-0
                                   -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                   November 23, 2005
                                   -----------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594944-10-0

1     Names of Reporting Persons.                Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons (entities only)
      06-1524885

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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) |X|
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3            SEC Use Only

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4            Source of Funds (See Instructions)
      00

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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
      [ ]

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6     Citizenship or Place of Organization
      Connecticut

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                     7    Sole Voting Power                    17,179,576(1)(2)

                          ----------------------------------------------
                     8    Shared Voting Power                                 0
                          ----------------------------------------------
                     9    Sole Dispositive Power               17,179,576(1)(2)

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                     10   Shared Dispositive Power                            0
                          ----------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                  17,179,576 (1)(2)

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
      [ ]

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13    Percent of Class Represented by Amount in Row (11)            61.9%(1)(2)

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14    Type of Reporting Person (See Instructions)                   IA

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(1) See Item 5 below.

(2) As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with: (i) the other Shareholder Parties (as defined below) pursuant to the terms of the Restated Shareholders' Agreement; and/or (ii) the other Voting Agreement Parties (as defined below) pursuant to the terms of the A-5 Voting Agreement (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 7,841,910 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Shareholder Parties (including shares underlying options exercisable in 60 days); and (ii) the 6,052,951 shares of Common Stock, in the aggregate, beneficially owned by the other Voting Agreement Parties (including shares underlying options exercisable in 60 days). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

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

     This Amendment No. 8 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 3, 4 and 5 of the Amendment No. 7 to Schedule 13D filed by the Reporting Person on November 14, 2005 ("Amendment No. 7") and Items 6 and 7 of Amendment No. 6 to
Schedule 13D filed by the Reporting Person on August 23, 2005 ("Amendment No. 6," together with (i) the Amendment No. 5 to Schedule 13D filed by the Reporting Person on July 14, 2005 ("Amendment No. 5"); (ii) the Amendment No. 4 to
Schedule 13D filed by the Reporting Person on March 25, 2005 ("Amendment No. 4"); (iii) the Amendment No. 3 to Schedule 13D filed by the Reporting Person on December 17, 2004 ("Amendment No. 3"); (iv) the Amendment No. 2 filed by the Reporting Person on September 23, 2004, (v) Amendment No. 1, filed by the Reporting Person on May 28, 2004; and (vi) the Schedule 13D filed by the Reporting Person on February 9, 2004, the "Schedule 13D," and together with this Amendment No. 7, the "Statement").

     This Amendment No. 8 relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of MTM Technologies, Inc. (formerly known as Micros-to-Mainframes, Inc.), a New York corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D, as previously amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

      As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below) and the 12/7 Purchase Agreement (as defined below), the Reporting Person previously acquired the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the A-4 Preferred Stock, the A-1 Warrants, A-2 Warrants, the A-3 Warrants and the A-4 Warrants (each, as defined below) for aggregate consideration of approximately $35,050,000. Pursuant to the 12/7 Purchase Agreement, the Reporting Person has acquired the A-5 First Tranche Preferred Stock and the A-5 Financing Warrants (each, as defined below) for aggregate consideration of approximately $8,500,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

     The Reporting Person entered into the A-5 Voting Agreement in connection with the 12/7 Purchase Agreement, and as such, no funds were expended by the Reporting Person in connection with the A-5 Voting Agreement.

        A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. A copy of the 12/7 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 3 and is incorporated herein by reference. A copy of the A-5 Voting Agreement is incorporated herein by reference as Exhibit 1. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.


ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

     Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the First Round Preferred Stock (as defined below) that is convertible into Common Stock and the First Round Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 12/7 Purchase Agreement, the Reporting Person acquired the Notes (as defined below), which converted on the Shareholder Approval Date (as defined below) into shares of Series A-4 Preferred Stock (as defined below) and the Second Round Preferred Stock (as defined below), which is convertible into shares of Common Stock and the Second Round Warrants (as defined below) to purchase Common Stock, and A-5 Financing Warrants (as defined below) to purchase Common Stock. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Preferred Stock, Warrants (each, as

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


defined below), or Common Stock or other securities of the Issuer or dispose of Preferred Stock, Warrants, or Common Stock, or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

      On May 21, 2004, pursuant to a Purchase Agreement, dated as of January 29, 2004 (the "Purchase Agreement"), with the Funds, the Issuer issued and sold to the Funds: (i) an aggregate of 3,255,814 shares of the Issuer's Series A-1 Convertible Preferred Stock, par value $0.001 per share (the "Series A-1 Preferred Stock") for a purchase price of $2.15 per share of Series A-1 Preferred Stock, and (ii) warrants to purchase an aggregate of 500,000 shares of Common Stock, at an exercise price of $2.46 per share (the "A-1 Warrants"), representing an aggregate consideration of approximately $7,000,000. Subsequently, on September 16, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 2,000,000 shares of the Issuer's Series A-2 Convertible Preferred Stock, par value $0.001 per share (the "Series A-2 Preferred Stock") for a purchase price of $2.75 per share of Series A-2 Preferred Stock, and (ii) warrants to purchase an aggregate of 400,000 shares of Common Stock, at an exercise price of $3.44 per share (the "A-2 Warrants"), representing an aggregate consideration of approximately $5,500,000. On December 7, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 1,923,077 shares of the Issuer's Series A-3 Convertible Preferred Stock, par value $0.001 per share (the "Series A-3 Preferred Stock", together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the "First Round Preferred Stock") for a purchase price of $3.25 per share of Series A-3 Preferred Stock, and (ii) warrants to purchase an aggregate of 384,616 shares of Common Stock, at an exercise price of $4.0625 per share (the "A-3 Warrants," together with the A-1 Warrants and the A-2 Warrants, the "First Round Warrants"), representing an aggregate consideration of approximately $6,250,000. Concurrently with the acquisition of the Series A-3 Preferred Stock and the A-3 Warrants, the Reporting Person assigned to Constellation (as defined below) all of its rights and obligations under the Purchase Agreement to purchase from the Issuer an additional $6,250,000 of the Series A-3 Preferred Stock and Series A-3 Warrants, together with any and all rights and obligations of a "Purchaser" under the Purchase Agreement with respect to such Series A-3 Preferred Stock and Series A-3 Warrants. Immediately thereafter, Constellation purchased 1,923,077 shares of the Issuer's Series A-3 Convertible Preferred Stock (the "Constellation A-3 Preferred Stock") and warrants to purchase 384,616 shares of Common Stock (the "Constellation A-3 Warrants").

12/7 PURCHASE AGREEMENT

      On December 10, 2004 (the "Initial Closing Date"), pursuant to a Purchase Agreement, dated as of December 7, 2004 and amended on March 11, 2005 and on November 22, 2005 (as amended, the "12/7 Purchase Agreement"), with the Funds and Constellation Venture Capital II, L.P. ("CVC2"), Constellation Venture Capital Offshore II, L.P. ("CVCO2"), The BSC Employee Fund VI, L.P. ("BSC") and CVC II Partners, LLC ("CVC2LLC" and, collectively with CVC2, CVCO2 and BSC, "Constellation"), the Issuer issued and sold to the Funds: (i) $6,250,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes (the "A-4 First Tranche Notes"), which converted on the Shareholder Approval Date (as defined below) into 1,995,790 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 First Tranche Preferred Stock") (subject to adjustment in accordance with the terms of the Restated Certificate), including 72,713 shares attributable to accrued interest on the A-4 First Tranche Notes, and (ii) warrants to purchase up to 384,616 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 First Tranche Warrants").

      Under the terms of the 12/7 Purchase Agreement, the Funds and Constellation (the "Investor Stockholders") have the right purchase their respective percentage amounts of, on any Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) at any time, but in no event later than in the case of clauses (i) and (ii) below, nine months after the Initial Closing Date, and in the case of clause (iii) below, twelve months after the Initial Closing Date,
(i) up to $15,000,000 in aggregate principal amount of the Issuer's 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the "A-4 Second Tranche Notes" and, together with the A-4 First Tranche Notes, the "Series A-4 Notes" or the "Notes"), which are convertible into shares of Series A-4 Convertible Preferred Stock, $0.001 par value per share, or, after the Shareholder Approval Date, shares of Series A-4 Convertible Preferred Stock, $0.001 par value per share, (ii) warrants to purchase up to 923,077 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "Additional A-4 Warrants" and together with the A-4 First Tranche Warrants, the "Second Round Warrants) and (iii) shares of Series A-5


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


Convertible Preferred Stock, $0.001 par value per shares (the "Series A-5 Preferred Stock, and, together with the Series A-4 Preferred Stock, the "Second Round Preferred Stock") up to an aggregate purchase price of $15,000,000. Under the terms of the 12/7 Purchase Agreement, the Company may request that the Investor Stockholders purchase their respective percentage amounts of, on any Series A-5 Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) at any time, but in no event later February 10, 2006, and provided that the Issuer has entered into a loan with Columbia Partners, L.L.C. Investment Management, in its capacity as agent and authorized representative of the National Electrical Benefit Fund, (i) shares of Series A-5 Preferred Stock for an aggregate purchase price of $10,000,000 and (ii) warrants to purchase up to 450,000 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-5 Financing Warrants"). The First Round Preferred Stock and the Second Round Preferred Stock are collectively referred to herein as "Preferred Stock." The First Round Warrants, the Second Round Warrants and the A-5 Financing Warrants are collectively referred to herein as "Warrants".

      On March 11, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) $4,500,000 in aggregate principal amount of it's A-4 Second Tranche Notes, which converted on the Shareholder Approval Date into 1,412,587 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 Second Tranche Preferred Stock") (subject to adjustment in accordance with the terms of the Restated Certificate), including 27,972 shares attributable to accrued interest on the A-4 Second Tranche Notes, and (ii) Additional A-4 Warrants to purchase up to 276,923 shares (the "A-4 Second Tranche Warrants") (as such amount may be adjusted in accordance with the terms thereof) of Common Stock.

      On June 29, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 1,061,538 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 Third Tranche Preferred Stock") (subject to adjustment in accordance with the terms of the Restated Certificate) and (ii) warrants to purchase up to 212,308 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 Third Tranche Warrants").

      On July 7, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 630,769 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 Fourth Tranche Preferred Stock," together with the A-4 Third Tranche Preferred Stock, the A-4 Second Tranche Preferred Stock and the A-4 First Tranche Preferred Stock, the "Series A-4 Preferred Stock") (subject to adjustment in accordance with the terms of the Restated Certificate) and (ii) warrants to purchase up to 126,153 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 Fourth Tranche Warrants," together with the A-4 Third Tranche Warrants, the A-4 Second Tranche Warrants and the A-4 First Tranche Warrants, the "A-4 Warrants").

      On November 23, 2005, pursuant to the 12/7 Purchase Agreement and at the Issuer's request, the Issuer issued and sold to the Funds 2,615,385 shares of Series A-5 Preferred Stock (the "A-5 First Tranche Preferred Stock") and A-5 Financing Warrants to purchase up to 382,500 shares of Common Stock.

      On December 10, 2005, the right of the Funds and Constellation to purchase additional shares of Series A-5 Preferred Stock pursuant to the 12/7 Purchase Agreement expired.

RESTATED SHAREHOLDERS' AGREEMENT

     On December 10, 2004 (the "Initial Closing"), the Issuer and certain shareholders of the Issuer, consisting of the Funds, Constellation, Howard A. Pavony and Steven H. Rothman (the Funds, together with Constellation, and Messrs. Pavony and Rothman, the "Shareholder Parties") entered into an Amended and Restated Shareholders' Agreement (as further amended and restated on December 21, 2004 and August 1, 2005, the "Restated Shareholders' Agreement") pursuant to which the Shareholder Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Shareholder Party or over which such Shareholder Party has voting control so that the number of directors of the Issuer will be ten, consisting of: (i) the Issuer's chief executive officer ("CEO"); (ii) two directors designated by the Funds or its assignee; (iii) one director designated by Constellation or its assignee; (iv) Mr. Rothman; (v) three "independent" directors, within the meaning of "independent" under the current rules of The Nasdaq Stock Market, selected by the Issuer's nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer's nominating and corporate governance committee. Under certain circumstances where the Funds hold less than 25% of the securities the Funds originally purchase at the Initial Closing, the right to designate two directors in (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders' Agreement.

      The obligation of the Shareholder Parties under the Restated Shareholders' Agreement will expire on December 10, 2009. The obligation of the Funds and Constellation to vote in favor of the appointment of Mr. Rothman as a director will expire on May 20, 2007, provided that he has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Mr. Pavony's and Rothman's obligation to vote (i) in favor of the nominees of the Funds and Constellation for director shall terminate if (a) the Funds or their assignees own less than 10% of the First Round Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Funds, (b) Constellation or its assignees own less than 10% of the Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to Constellation, or (c) any other shareholders that are introduced to the Issuer by Pequot own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) if either or both of Messrs. Pavony and Rothman individually owns less than less than 10% of the number of shares of Common Stock owned by such person on December 21, 2004.

      The Restated Shareholders' Agreement also contains provisions (i) restricting the transfer of any securities by shareholders party to the Restated Shareholders' Agreement in certain circumstances and (ii) granting the Funds and Constellation certain rights of first refusal and tag-along rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

RESTATED REGISTRATION RIGHTS AGREEMENT

      In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement (as further amended and restated on August 1, 2005 and amended on November 23, 2005, the "Restated Registration Rights Agreement"). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Company of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The


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Restated Registration Rights Agreement also provides the Investor Stockholders and Pavony with piggyback registration rights with respect to certain underwritten offerings of the Issuer's Common Stock.

A-5 VOTING AGREEMENT

     On November 23, 2005, the Funds and Constellation (collectively, the "Voting Agreement Parties") entered into a Voting Agreement (the "A-5 Voting Agreement"). Pursuant to the A-5 Voting Agreement, the Voting Agreement Parties agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer to approve the issuance of the A-5 Financing Warrants, the Voting Agreement Parties will vote (or cause to be voted) its shares in favor of the issuance of the A-5 Financing Warrants. Each Voting Agreement Party agreed not to enter into or exercise its rights under any voting arrangement with respect to its shares or take any other action that would restrict, limit or interfere with the performance of its obligations under the A-5 Voting Agreement or the transactions contemplated thereby.

  Each of the shareholders party to the A-5 Voting Agreement granted an irrevocable proxy to John F. Kohler, the Issuer's general counsel, and any other individual designated by the shareholders, to vote such shareholder's shares or grant consent or approval of the issuance of the A-5 Financing Warrants. Pursuant to its terms, the A-5 Voting Agreement, and all rights and obligations thereunder, terminate upon the approval by the shareholders of the issuance and exercise of the A-5 Financing Warrants pursuant to the Nasdaq Marketplace Rules.

RESTATED CERTIFICATE

      Pursuant to the 12/7 Purchase Agreement, the Issuer held a meeting of its shareholders on June 23, 2005 (the "Shareholder Approval Date") at which the shareholders approved the adoption of the Restated Certificate of Incorporation to amend the certificate to include the terms of the Second Round Preferred Stock (the "Restated Certificate")), the authorization and issuance of (or the conversion of the Notes into) the Second Round Preferred Stock and the exercise of the A-4 Warrants. Upon obtaining shareholder approval and acceptance and filing of the Issuer's Restated Certificate with the Secretary of State of the State of New York, the A-4 First Tranche Notes and the A-4 Second Tranche Notes, together with accrued interest thereon, converted into shares of Series A-4 Preferred Stock and the Series A-5 Preferred Stock was authorized for issuance at the times designated in, and in accordance with the terms of, the 12/7 Purchase Agreement.

CHANGES TO THE BOARD OF DIRECTORS

      On December 10, 2004, Amish Jani, previously nominated by the Funds, resigned as a member of the Issuer's Board of Directors, as contemplated by the Restated Shareholders' Agreement, and Clifford Friedman, a nominee of Constellation was elected to the Issuer's Board of Directors. On August 9, 2005, Clifford Friedman resigned as a member of the Board of Directors and, pursuant to the terms of the Restated Shareholders' Agreement, Constellation appointed Thomas Wasserman as a director, effective August 9, 2005.

     A copy of the Purchase Agreement was previously filed as Exhibit 1 to the
Schedule 13D and is incorporated herein by reference. Copies of the 12/7 Purchase Agreement, the Restated Shareholders' Agreement and the Restated Registration Rights Agreement were previously filed as Exhibits 1, 2 and 4, respectively, to Amendment No. 3 and are incorporated herein by reference. A copy of the Restated Certificate was incorporated herein by reference as Exhibit 1 to Amendment No. 5. A copy of the A-5 Voting Agreement is incorporated by herein as Exhibit 1 by reference. The descriptions herein of such agreements and certificate are qualified in their entirety by reference to such agreements or certificate.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

        (a) The Reporting Person beneficially owns 17,179,576 shares of Common Stock, representing approximately 61.9% of shares of Common Stock outstanding as of December 12, 2005 (assuming the issuance of (i) 8,463,507 shares of Common Stock issuable upon conversion of the First Round Preferred Stock and the exercise of the First Round Warrants; (ii) 6,100,684 shares of Common Stock issuable upon conversion of the Series A-4 Preferred Stock (giving effect to the conversion of the A-4 First Tranche Notes and the A-4 Second Tranche Notes into Series A-4 Preferred Stock) and the exercise of the A-4


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Warrants); and (iii) 2,615,385 shares of Common Stock issuable upon the conversion of the Series A-5 Preferred Stock.

     In addition, by virtue of any of the Restated Shareholders' Agreement, and/or the A-5 Voting Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes, respectively, the other Shareholder Parties and the Reporting Person and/or the other Voting Agreement Parties and the Reporting Person. While the Reporting Person does not concede that any such "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including the other Shareholder Parties and the Reporting Person would be deemed to beneficially own, in the aggregate, 25,021,486 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 73.5% of the Common Stock outstanding as of December 12, 2005. A group including the other Voting Agreement Parties and the Reporting Person would be deemed to beneficially own, in the aggregate, 23,232,527 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 68.7% of the Common Stock outstanding as of December 12, 2005. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any other Shareholder Party and any other Voting Agreement Party and does not affirm that any such "group" exists.

        (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 17,179,576 shares of Common Stock.

     Pursuant to, and to the extent set forth in, the Restated Shareholders' Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Shareholder Parties. Pursuant to, and to the extent set forth in, the A-5 Voting Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the Shares of Common Stock beneficially owned by the other Voting Agreement Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the other Shareholder Parties, other than Constellation, (i) the name, address and principal occupation of such other Shareholder Parties is as set forth on the exhibit previously filed as Exhibit 3 to the Amendment No. 6 and is incorporated herein by reference and (ii) each such Shareholder Party is a citizen of the United States. To the knowledge of the Reporting Person, the name, address and principal occupation of the officers, directors and controlling person(s) of Constellation is as set forth on Exhibit 2 to this Amendment No. 8 and is incorporated herein by reference. To the knowledge of the Reporting Person and based on documents publicly filed by the other Shareholder Parties, during the last five years, no other Shareholder Party has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

        (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:


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



         Reference is made to the Purchase Agreement, the 12/7 Purchase Agreement, the Restated Shareholders' Agreement, the A-5 Voting Agreement, the Restated Registration Rights Agreement and the Restated Certificate described in
Item 4, which are incorporated by reference herein.

         In connection with the transactions contemplated by the Purchase Agreement, (i) on May 21, 2004, the Issuer issued to the Funds the Series A-1 Preferred Stock and the A-1 Warrant, (ii) on September 16, 2004, the Issuer issued to the Funds the Series A-2 Preferred Stock and A-2 Warrant, and (iii) on December 7, 2004, the Issuer issued to the Funds the Series A-3 Preferred Stock and A-3 Warrant. In connection with the transactions contemplated by the 12/7 Purchase Agreement, (i) on December 10, 2004, the Issuer issued to the Funds the A-4 First Tranche Notes, which converted into the A-4 First Tranche Preferred Stock on the Shareholder Approval Date, and the A-4 First Tranche Warrants; (ii) on March 11, 2005, the Issuer issued to the Funds the A-4 Second Tranche Notes, which converted into the A-4 Second Tranche Preferred Stock on the Shareholder Approval Date, and the A-4 Second Tranche Warrants; (iii) on June 29, 2005, the Issuer issued to the Funds the A-4 Third Tranche Preferred Stock and the A-4 Third Tranche Warrants; (iv) on July 7, 2005, the Issuer issued to the Funds the A-4 Fourth Tranche Preferred Stock and the A-4 Fourth Tranche Warrants; and (v) on November 23, 2005, the Issuer issued to the Funds the A-5 First Tranche Preferred Stock and the A-5 Financing Warrants.

SERIES A PREFERRED STOCK

         The Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, initially at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. After the date that is 18 months following the most recent date of issuance of the First Round Preferred Stock, all outstanding shares of First Round Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the applicable class of First Round Preferred Stock. After the date that is 18 months following the most recent date of issuance of the Second Round Preferred Stock, all outstanding shares of Second Round Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the applicable class of Second Round Preferred Stock. However, no shares of Preferred Stock will be automatically converted unless at the time of the proposed conversion, an effective registration statement is on file with the SEC with respect to the Common Stock issuable (i) to the holders of the Preferred Stock upon conversion of the Preferred Stock and (ii) to the holders of the Warrants upon exercise of the Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market or other approved national stock exchange or national over-the counter bulletin board. The purchase price of each class of Preferred Stock for purposes of conversion is subject to adjustment for stock splits, stock dividends and other similar events.

         Holders of the Preferred Stock are entitled to vote together with all other classes and series of the Issuer's voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible into at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast. Initially, each share of Preferred Stock will be entitled to one vote. As long as 30% of the Preferred Stock actually issued remains outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Preferred Stock outstanding. The holders of Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

         Holders of the Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on May 21, 2006 at the per annum rate of 6% of the applicable purchase price for such class of Preferred Stock. During the period commencing on May 21, 2006 and terminating on May 21, 2008, dividends will be payable, at the Issuer's discretion, in cash, property or in shares of the applicable class of Preferred Stock, valued at the applicable purchase price. Following May 21, 2008, dividends will be payable in cash only. Holders of the Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock.

7% SECURED SUBORDINATED CONVERTIBLE NOTES

         On December 10, 2004, in connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued A-4 First Tranche Notes in an aggregate principal amount of $6,250,000 to the Funds. The A-4 First Tranche Notes bear interest at an annual rate of 7%, payable quarterly. The interest accrued on each such payment date was added to the principal of the A-4 First Tranche Notes in accordance with the terms thereof. In connection with the transactions contemplated by the 12/7 Purchase Agreement, on March 11, 2005, the Issuer issued to the Funds the A-4 Second Tranche Notes. The A-4 Second Tranche Notes had substantially similar terms as the A-4 First Tranche Notes. The outstanding principal and accrued interest on the A-4 First Tranche Notes and the A-4 Second Tranche Notes was automatically converted into 3,408,377 shares of Series A-4 Preferred Stock on the Shareholder Approval Date at the per share conversion price of $3.25.

WARRANTS

        In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the A-1 Warrants to the Funds on May 21, 2004. The A-1 Warrants are exercisable at any time prior to the fourth anniversary of the Initial Closing at an exercise price of $2.46 per share to purchase one share of Common Stock for every five shares of Series A-1 Preferred Stock issued and sold. The Issuer issued the A-2 Warrants to the Funds on September 16, 2004. The A-2 Warrants are exercisable at any time prior to the fourth anniversary of the Initial Closing at an exercise price of $3.44 per share to purchase one share of Common Stock for every five shares of Series A-2 Preferred Stock issued and sold. The Issuer issued the A-3 Warrants to the Funds on December 7, 2004. The A-3 Warrants are exercisable at any time prior to December 7, 2008 at an exercise price of $4.0625 to purchase one share of Common Stock. Under the terms of the First Round Warrants and subject to certain exceptions, the Funds have the right to purchase a proportionate amount of additional shares of Common Stock issued by the Issuer, based on the number of shares of Common Stock held by the Funds on a fully diluted basis. As of December 10, 2004, the First Round Warrants are exercisable, in the aggregate, into 1,284,616 shares of Common Stock. The exercise price of the First Round Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

        In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued the A-4 First Tranche Warrants to the Funds on December 10, 2004. The A-4 First Tranche Warrants can be exercised at any time at an exercise price of $4.06 per share to purchase 384,616 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). Pursuant to the 12/7 Purchase Agreement, the Issuer issued the A-4 Second Tranche Warrants to the Funds on March 11, 2005. The A-4 Second Tranche Warrants can be exercised at any time prior to March 11, 2009, at an exercise price of $4.06 per share to purchase 276,923 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The Issuer issued the A-4 Third Tranche Warrants to the Funds on June 29, 2005. The A-4 Third Tranche Warrants can be exercised at any time prior to June 29, 2009, at an exercise price of $4.06 per share to purchase up to 212,308 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The Issuer issued the A-4 Fourth Tranche Warrants to the Funds on July 7, 2005. The A-4 Fourth Tranche Warrants can be exercised at any time prior to July 7, 2009, at an exercise price of $4.06 per share to purchase 126,153 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The exercise price of the A-4 Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

        Pursuant to the 12/7 Purchase Agreement, the Issuer issued the A-5 Financing Warrants to the Funds on November 23, 2005. The A-5 Financing Warrants can be exercised at any time after the shareholders approve the issuance and the exercise of the A-5 Financing Warrants and prior to November 23, 2009, at an exercise price of $4.06 per share to purchase up to 382,500 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The exercise price of the A-5 Financing Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

         Other than as described above, the First Round Warrants have substantially similar terms, a form of which was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference. Other than as set forth above, the A-4 Warrants and the A-5 Financing Warrants have substantially similar terms, a form of which was previously filed as Exhibit 1 to Amendment No. 4 and is incorporated herein by reference. A form of the Notes was previously filed as Exhibit 6 to Amendment No. 3 and is incorporated herein by reference. A copy of the Restated Certificate was incorporated by reference as Exhibit 1 to Amendment No. 5. The descriptions herein of the Restated Certificate, Notes and the Warrants are each qualified in its entirety by reference to such certificate and agreements.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Voting Agreement, by and among the Funds and Constellation (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated November 22, 2005 (filed November 29, 2005).

Exhibit 2 Name, address and principal business/occupation of certain Shareholder Parties.

                                   S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 15, 2005             Pequot Capital Management, Inc.




                                           /s/ Aryeh Davis
                                     --------------------------------------
                                     Aryeh Davis, Chief Operating Officer,
                                     General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit 1 Voting Agreement, by and among the Funds and Constellation (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated November 22, 2005 (filed November 29, 2005).

Exhibit 2 Name, address and principal business/occupation of certain Shareholder Parties.

                                    EXHIBIT 2

To the knowledge of the Reporting Person, the name, address and principal business or occupation of the officers, directors, partners and/or controlling person(s) of Constellation, in each case, as applicable, are as follows:

         Constellation Venture Capital II, L.P. ("CV II") is a Delaware limited partnership whose principal business is that of a private investment partnership. The general partner of CVII is Constellation Ventures Management II, LLC, a Delaware limited liability corporation ("Management II"), the senior managing director of which is Clifford H. Friedman. Mr. Friedman is a U.S. citizen and his principal occupation is that of a senior managing director. Constellation Venture Capital Offshore II, L.P. ("Offshore II") is a Cayman Islands limited partnership whose principal business is that of a private investment partnership. The general partner of Offshore II is Management II. The BSC Employee Fund VI, L.P. ("BSC VI") is a Delaware limited partnership whose principal business is that of a private investment partnership. The general partners of BSC VI are Managment II and Bear Stearns Merchant Capital II, L.P. ("BSMC"). The principal business of BSMC is that of a private investment partnership. CVC II Partners, L.L.C. ("CVC") is a Delaware limited liability corporation whose principal business is that of a private investment limited liability corporation. The managing member of CVC is Bear Stearns Asset Management Inc. ("BSAM"). BSAM is a New York corporation. The principal business of BSAM is that of a registered investment adviser. Management II is a Delaware limited liability corporation whose principal business is that of a private investment limited liability corporation. The managing member of Management II is The Bear Stearns Companies Inc. ("BSCI"). The principal business of BSCI is that of a securities broker-dealer. Unless otherwise indicated below, the principal business and principal office address of CV II, Offshore II, Management II, BSC VI, BSMC, BSAM (including its executive officers and directors), BSCI (including its executive officers and directors), and CVC is 383 Madison Avenue, 28th Floor, New York, New York 10179.

The executive officers and directors of BSAM are citizens of the United States, and their respectivenames, titles and principal occupations (and addresses where such employment is conducted if different than the principal business address of
BSAM) are as follows: (i) Richard A. Marin is Director, Chairman of the Board, Chief Executive Officer, President and Senior Managing Director of BSAM, (ii) John W. Geisseinger is Director, Chief Investment Officer and Senior Managing Director of BSAM, (iii) Stephen A. Bornstein is General Counsel, Executive Vice President and Managing Director of BSAM,(iv)and Michael E. Guarasci is Director, Chief Financial Officer, Chief Operating Officer and Senior Managing Director of BSAM and (v) Lawrence S. Lafer is Secretary, Chief Compliance Officer and Managing Director of BSAM.

The executive officers and directors of BSCI are citizens of the United States, and their respective names, titles and principal occupations (and addresses where such employment is conducted if different than the principal business address of BSCI) are as follows: (i) James E. Cayne is the Chairman of the Board and Chief Executive Officer of BSCI; (ii) Henry S. Bienen is a Director of BSCI and his principal occupation is President of Northwestern University, an educational institution located at 633 Clark Street, Evanston, IL 60208; (iii) Carl D. Glickman is a Director of BSCI and his principal occupation is serving as a private investor; (iv) Alan C. Greenberg is a Director and Chairman of the Executive Committee of BSCI; (v) Donald J. Harrington is a Director of BSCI and his principal occupation is President of St. John's University, an educational institution located at 8000 Utopia Parkway, Queens, New York 11439; (vi) Frank
T. Nickell is a Director of BSCI and his principal occupation is President and Chief Executive Officer of Kelso & Company, a private equity firm located at 320 Park Avenue, New York, NY 10022; (vii) Paul A. Novelly is the Chairman of the Board and Chief Executive Officer of Apex Oil Company, Inc., a petroleum distribution company located at 8235 Forsyth Boulevard, Suite 400, Clayton, Missouri 63105; (viii) Frederic V. Salerno is a Director of BSCI; (ix) Alan D. Schwartz is a Director and the President and Co-Chief Operating Officer of BSCI;
(x) Warren J. Spector is a Director and the President, Co-Chief Operating Officer and Director of BSCI; (xi) Vincent Tese is a Director and his principal occupation is Chairman of Wireless Cable International Inc., a company that provides cable and other subscription programming located at 5 Mountain Blvd., Warren NJ 07059-5650; (xii) Wesley S. Williams Jr. is a Director of BSCI and President and Chief Operating Officer, Co-Chairman and Co-Chief Executive Officer of Lockhart Cos. Inc., a company that engages in real estate, insurance, finance and related businesses located at 44 Estate Thomas, St. Thomas 00802;
(xiii) Jeffrey M. Farber is the Controller of BSCI; (xiv) Mark E. Lehman is the Executive Vice President and a member of the Executive Committee of BSCI; (xv) Michael Minikes is the Treasurer of BSCI; (xvi) Samuel L. Molinaro Jr. is the Executive Vice President and

Chief Financial Officer and a member of the Executive Committee of BSCI; and
(xvi) Michael S. Solender is the General Counsel of BSCI.


                                       15